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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                                                 COMMISSION FILE NUMBER:  1-6814

                          NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K   [ ] Form 20-F   [ ]Form 11-K
               [X] Form 10-Q   [ ] Form N-SAR


For Period Ended:  October 2, 1999
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[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

  Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1  REGISTRANT INFORMATION
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Big V Supermarkets, Inc.
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Full Name of Registrant:


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Former Name if Applicable

176 North Main Street
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Address of Principal Executive Office (Street and Number)

Florida, New York  10921
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City, State and Zip Code
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PART II  RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or
[X] before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra sheets if Needed)

Big V Supermarkets, Inc. (the "Company") could not complete the electronic filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 1999 (the "Form 10-Q") by the prescribed filing date of November 16, 1999 without unreasonable effort or expense as a result of the following:

Big V Supermarkets Inc. is a member of Wakefern Food Corp., ("Wakefern") the largest cooperative food wholesaler in the United States and owner of the ShopRite trademark.

The key personnel responsible for the preparation of the Company's filings with the SEC had their attention and efforts directed by executive management of the Company to the following tasks associated with the Company's acquisition of ShopRite of Pennington, Inc.:

a. Significant due diligence and contract negotiation procedures related to the acquisition of another Wakefern member (ShopRite of Pennington, Inc.)
b. Investigating a complete refinancing of the Company's existing debt structure which included assessing the viability of a private placement offering and early extinguishment of the Company's public notes at a significant early redemption premium. Based upon the then current market conditions, the Company concluded that a complete refinancing would not have a positive impact on its current or future operations [and would not be in the best interest of its noteholders.] Based upon this conclusion, the Company refocused its resources to obtain additional bank debt to finance the acquisition of ShopRite of Pennington, Inc.
c. Investigating the permissibility of additional bank debt through discussions with the creditors noted below as the additional debt is restricted by the Company's:
          1.   $80,000,000    11% Senior Subordinated Notes due 2004. The Notes
                              are registered pursuant to the Securities Act of
                              1933.
          2.   $20,000,000    14.14% Senior Subordinated Notes due 2001.
          3.   $95,000,000    Existing bank debt commitment comprised of Tranche
                              A: $10,000,000; Tranche B: $60,000,000; and
                              revolving loans: $25,000,000.
d. The Company had to obtain approval for the acquisition of ShopRite of Pennington, Inc. from Wakefern's Board of Directors. Company executives met with Wakefern at which time the Wakefern Board approved the acquisition contingent upon the Company obtaining adequate financing and closing on or before November 15, 1999. If the transaction had not been consummated prior to November 15, 1999, Wakefern's Board of Directors had the authority to rescind their prior decision and disallow the acquisition. Accordingly, time was of the essence and performing all of the necessary steps noted above to consummate the acquisition was given the highest priority within the Company. The acquisition was closed on November 12, 1999.

As a result of the items noted above the Company has been unable to complete the Form 10-Q for the Quarter ended October 2, 1999 without unreasonable effort or expense.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     James A. Toopes, Jr.        914            651-4411
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            (Name)            (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                     [X] Yes   [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                             [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A hereto.

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                            Big V Supermarkets,Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     11/17/99
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By       /s/ James A. Toopes, Jr.
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         Vice Chairman, Chief
         Financial & Administrative Officer



                                                                         Annex A

For the reasons stated in Part III to this Form 12b-25, the consolidated financial statements of the Company for the 16-week period ended October 2, 1999 have not been completed. The Company, however, expects to report in its Form 10-Q, with respect to the 16-weeks ended October 2, 1999, sales of $253.4 million and a loss before income tax benefit of $5.7 million which includes an
$8.5 million restructuring charge.   Comparable amounts from the 16-weeks ended
October 3, 1998 were sales of $251.0 and income before taxes of $2.9 million.